UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):___

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No[x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements: Completion of waiting period under Hart-Scott-Rodino Act and purchase of own shares

EXHIBITS

Exhibit No.	Description

1.1	Regulatory announcement dated March 28, 2011 relating to completion of waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
1.2	Regulatory announcement dated March 28, 2011 relating to the registrant’s purchase of its own shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2011	CSR plc (Registrant) By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Re: Hart-Scott-Rodino

RNS Number: 6967D
CSR plc
28 March 2011

London, 28 March 2011

CSR PLC ("CSR") MERGER WITH ZORAN CORPORATION

CSR ANNOUNCES COMPLETION OF THE HSR WAITING PERIOD
UNDER U.S. ANTITRUST LEGISLATION

On 21 February 2011, CSR plc announced that it had entered into a merger agreement with Zoran Corporation ('Zoran') under which Zoran will merge with a newly organised U.S. subsidiary of CSR (the 'Merger').

Completion of the Merger is subject to approval of both Zoran and CSR's shareholders and certain other conditions, including submissions to US authorities under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ('HSR').

CSR announces that the waiting period under HSR with respect to the Merger terminated on 24 March 2011 and that this condition of the Merger has been satisfied.

CSR continues to expect completion of the Merger during Q2 2011.

Enquiries

CSR
Joep van Beurden, Chief Executive Officer
Will Gardiner, Chief Financial Officer
Cynthia Alers, Director, Investor Relations
Tel: +44 (0) 1223 692 000

FD
James Melville-Ross
Haya Herbert-Burns
Tel: +44 (0) 20 7831  3113

This communication is not a prospectus as required by the Prospectus Directive of the European Parliament and of the Council of 4 November 2003 (No 2003/71/EC).  It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Merger or otherwise.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed Merger involving CSR and Zoran. In connection with the proposed Merger, CSR intends to file with the US Securities and Exchange Commission (the "SEC") a registration statement on Form F-4 ("Registration Statement") containing a proxy statement/prospectus (the "Proxy Statement/Prospectus") for the stockholders of Zoran. Each of CSR and Zoran plan to file other documents with the SEC regarding the proposed Merger.

Any acceptance or response to the Merger should be made only on the basis of the information referred to, in respect of CSR shareholders, a shareholder circular seeking the approval of CSR shareholders for the Merger and issuance of ADSs to Zoran shareholders (the "Circular") and a prospectus in connection with the admission of ordinary shares of CSR to the Official List and to trading on the London Stock Exchange (the "UK Prospectus") or, in respect of the Zoran shareholders, the Proxy Statement/Prospectus which will form part of the Registration Statement.  Both the Circular and the UK Prospectus and the Proxy

Statement/Prospectus will contain the full terms and conditions of the way in which the Merger will be implemented, including details of how to vote with respect to the implementation of the Merger.

Stockholders will be able to obtain, free of charge, copies of the Proxy Statement/Prospectus, the Registration Statement and any other documents filed by CSR or Zoran with the SEC in connection with the proposed merger at the SEC's website at http://www.sec.gov, at Zoran's website at http://www.Zoran.com, and at CSR's website at http://www.CSR.com. Copies of the UK Prospectus and the Circular will, from the date of posting to CSR Shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by CSR Shareholders at the offices of CSR plc, Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted), at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Centre of CSR's website www.csr.com.

WE URGE INVESTORS OF CSR AND ZORAN TO READ CAREFULLY THE CIRCULAR, THE UK PROSPECTUS, THE PROXY STATEMENT/PROSPECTUS AND THE F-4 REGISTRATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Important Additional Information regarding solicitation of Zoran proxies

Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed transaction. CSR plans to file the Proxy Statement/Prospectus and Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed transaction.  Information regarding the names of Zoran's directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran's proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC's website at http://www.sec.gov and Zoran's website at http://www.Zoran.com. Information about CSR's directors and executive officers is set forth in CSR's annual report for the financial period ended 2 January 2009, which may be obtained free of charge at the SEC's website at http://www.sec.gov and at CSR's website at http://www.CSR.com. Additional information regarding the interests of such potential participants will be included in the Proxy Statement/Prospectus and Registration Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction.

Forward-looking statements

This communication contains, or may contain, 'forward-looking statements' concerning CSR and Zoran (together such companies and their subsidiaries being the "Merged Company") that are subject to risks and uncertainties. Generally, the words 'will', 'may', 'should', 'continue', 'believes', 'targets', 'plans', 'expects', 'estimates', 'aims', 'intends', 'anticipates' or similar expressions or negatives thereof identify forward-looking statements.  Forward-looking statements include statements relating to the following: (i) the expected benefits of the Merger, the expected accretive effect of the Merger on the Merged Company's financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of CSR's or Zoran's operations and potential synergies resulting from the Merger; (iii) the effects of government regulation on CSR's, Zoran's or the Merged Company's business; and (iv) the proposed share buyback and (v) the anticipated timing of shareholder meetings and completion.

These forward-looking statements are based upon the current beliefs and expectations of the management of CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements.  Many of these risks and uncertainties relate to factors that are beyond CSR's and Zoran's ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies from the Merger in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Merger; the ability to integrate Zoran's businesses into those of CSR's in a timely and cost-efficient manner; the development of the markets for Zoran's and CSR's products; the Merged Company's ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR's and Zoran's periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere), which are available at the SEC's web site http://www.sec.gov. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct.  The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Merged Company, following the implementation of the Merger or otherwise.  No statement in this presentation should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR for the current or future financial years would necessarily match or exceed the historical published figures.

 This information is provided by RNS
The company news service from the London Stock Exchange

END

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Exhibit 1.2

Purchase of own shares

RNS Number : 7776D
CSR plc
28 March 2011

28 March 2011

CSR plc (“CSR”)

Purchase of own shares

On Monday 28 March 2011, CSR purchased 155,000 ordinary shares of 0.1p each at prices between 371.1p and 375p per share of which 155,000 ordinary shares are being held in treasury.  This represents approximately 0.1 per cent. of CSR's current issued ordinary share capital.

Following the repurchase, 11,541,000 ordinary shares of 0.1p each are currently held by CSR in treasury and 173,671,547 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries:

CSR plc Will Gardiner, Chief Financial Officer Cynthia Alers, IR Director	Tel: +44 (0) 1223 692 000

FD James Melville-Ross Haya Herbert-Burns	Tel: +44 (0) 20 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange
END
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